510 Burrard St, 3rd Floor

Date: 6th October 2011

Vancouver BC, V6C 3B9

www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: CLIFTON STAR RESOURCES INC

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :

Annual General and Special Meeting

Record Date for Notice of Meeting :

31/10/2011

Record Date for Voting (if applicable) :

31/10/2011

Beneficial Ownership Determination Date :

31/10/2011

Meeting Date :

05/12/2011

Meeting Location (if available) :

TBA

Voting Security Details:

Description

CUSIP Number

ISIN

COMMON

18713J 108

CA18713J1084

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for CLIFTON STAR RESOURCES INC